Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share (Unaudited)

For the Three and Six Months Ended June 30, 2010 and 2009

(Amounts in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Basic – assumes no dilution:

Net income	$22,981	$18,604	$45,584	$32,035
Weighted average number of common shares outstanding during the period	39,263	39,172	39,235	39,168

Net income per share – basic	$0.59	$0.48	$1.16	$0.82

Diluted – assumes full dilution:

Net income	$22,981	$18,604	$45,584	$32,035

Weighted average number of common shares outstanding during the period	39,263	39,172	39,235	39,168

Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	274	79	228	46
Common stock units related to Deferred Equity Compensation Plan for Directors	106	220	106	220
Common stock units related to Deferred Compensation Plan for Employees	193	193	193	193
Restricted common stock units related to Incentive Compensation Plan	1,093	868	1,093	868

Total common and common equivalent shares adjusted to calculate diluted earnings per share	40,929	40,532	40,855	40,495

Net income per share – diluted	$0.56	$0.46	$1.12	$0.79